Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
In Millions of Dollars	2006	2005
Fixed Charges:
Interest Expense	$142	$100
Interest Capitalized	6	4
One-third of rents*	25	30

Total Fixed Charges	$173	$134

Earnings:
Income before income taxes and minority interests	$1,140	$988

Fixed charges per above	173	134
Less: interest capitalized	(6)	(4)

	167	130

Amortization of interest capitalized	2	1

Total earnings	$1,309	$1,119

Ratio of earnings to fixed charges	7.57	8.35

*	Reasonable approximation of the interest factor.

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